NO ACT

PE
12-17-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





January 4, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-04-2010

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel
Honeywell International, Inc.
101 Columbus Road
Morristown, NJ 07962-2245

Re: Honeywell International Inc.
Incoming letter dated December 17, 2009

Dear Mr. Larkins:

This is in response to your letter dated December 17, 2009 concerning the shareholder proposal submitted to Honeywell by June Kreutzer and Cathy Snyder. We also have received letters on the proponents' behalf dated December 20, 2009 and December 27, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 17, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Honeywell's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareowners' meeting include a proposal sponsored by Honeywell seeking approval of an amendment to Honeywell's certificate of incorporation to permit holders of 20% of Honeywell's outstanding shares to call a special meeting. You also represent that the proposal and the certificate amendment sponsored by Honeywell directly conflict because they include different thresholds for the percentage of shares required to call special meetings. You indicate that the proposal and the matter sponsored by Honeywell present alternative and conflicting decisions for shareowners. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 June Kreutzer's Rule 14a-8 Proposal
Honeywell International (HON)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This further responds to the December 17, 2009 no action request.

If the company is allowed to dodge publishing this popular rule 14a-8 proposal, calling for 10% of holders to call a special meeting, by taking steps to include text in its charter for an easier requirement to call a special meeting countered by a more difficult requirement to call a special meeting:
Then what would prevent the company from responding to a similar 2011 proposal by merely changing the charter to reverse the 2010 change and make the easier requirement to call a special meeting more difficult and the more difficult requirement easier.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

What would prevent any company from thus having an evergreen method to forever dodge publication of this popular rule 14a-8 proposal topic, calling for 10% of holders to call a special meeting, in any material way.

A further response is under preparation.

Sincerely,



John Chevedden

cc:
June Kreutzer

Thomas Larkins <Tom.Larkins@Honeywell.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 20, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 June Kreutzer's Rule 14a-8 Proposal
Honeywell International (HON)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 17, 2009 no action request.

The purpose of this rule 14a-8 proposal was not to prompt the useless and unnecessary shareholder vote on this topic that the company is planning. To adopt the company proposal (at best a neutral version of a positive proposal on the special meeting topic, with an easier requirement to call a special meeting countered by a more difficult requirement) – the company needs absolutely no shareholder vote.

On its face the company proposal is thus neutral on this topic. Or the company proposal could be overwhelmingly or mostly negative by adding a slew of negative provisions in its final form. Because, without an exhibit of the action the company is planning to take, the company is free to load up more negative provision in its final text which will be a secret until the last minute – making any enforcement action difficult.

Such an unnecessary and useless shareholder vote (even if the company proposal had no negative provisions) could lead to at least two opposite interpretations. Under this circumstance against-votes on this popular topic at the company's 2010 annual meeting could be interpreted as a rejection of management's strategy to give shareholders a meaningless vote on its weak version of this proposal topic in order to dodge a vote on a more serious version of this same proposal topic proposed by a shareholder.

Shareholders would also be deceived because when shareholders are given an opportunity to vote on a topic – they naturally believe that this enhances their rights. However when shareholders are given the "opportunity" to vote on a weak or negative management version of this topic in order to prevent them from voting on a stronger positive shareholder proposal on this same topic, the shareholders who learn of this context may view this as a subtraction from their rights.

Also there would seem to be nothing to stop the company from potentially forever preventing rule 14a-8 proposals on enhancing shareholder ability to call a special meeting. In 2011 the company could respond to a shareholder proposal on this topic by planning a company proposal to restore a 25% threshold and reverse the planned exclusion of derivative securities.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
June Kreutzer

Thomas Larkins <Tom.Larkins@Honeywell.com>

Honeywell

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
tom.larkins@honeywell.com

December 17, 2009

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Notice of Intention to
Omit Shareowner Proposal Submitted by June Kreutzer and Cathy Snyder

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company," or "Honeywell"), we are filing this letter by email. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") we are also filing six hard copies of this letter, including the related shareowner proposal (the "Proposal") submitted by Mmes. June Kreutzer and Cathy Snyder, and represented by Mr. John Chevedden (the "Proponents"), for inclusion in the Company's proxy materials for the 2010 annual meeting of shareowners (the "2010 Proxy Materials").

The Proposal and related shareowner correspondence are attached hereto as Exhibit A. The Proposal, in pertinent part, requests that Honeywell shareowners adopt the following resolution:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2010 Proxy Materials. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities Exchange

Commission (the "Commission") if the Company omits the Proposal. We are sending a copy of this letter by email to the Proponents as formal notice of the Company's intention to exclude the Proposal from its 2010 Proxy Materials.

As explained more fully below, we believe that the Proposal may be omitted under Rule 14a-8(i)(9) because the proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting.

Rule 14a-8(i)(9) permits a company to exclude a shareowner proposal if the proposal conflicts with one of the company's own proposals to be presented to shareowners at the same meeting. On December 12, 2009, the Company's Board of Directors adopted a resolution to present a proposal to shareowners at the Company's 2010 annual meeting of shareowners (the "Company Proposed Amendment") to amend the Company's Amended and Restated Certificate of Incorporation ("Certificate") to reduce the shareowner vote necessary for shareowners to call a special meeting.

Article 8 of the Company's Certificate currently provides that special meetings may be called by "the written consent of the holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock, filed with the Secretary of the Corporation and otherwise in accordance with the By-laws." Approval of the Company Proposed Amendment by shareowners at the 2010 annual meeting would reduce the percentage shareowner vote required to call a special meeting to 20 percent, but would also exclude derivative securities from the determination of satisfaction of the prescribed ownership threshold in order to ensure that the shareowners seeking to call a special meeting have a true economic interest in the Company.

The Company Proposed Amendment has terms and conditions that conflict with those of the Proposal. Most significantly, the Company Proposed Amendment would upon implementation establish a 20% threshold for calling a special meeting, while the Proposal would establish a 10% threshold. Accordingly, the Proposal and the Company Proposed Amendment would present alternative and conflicting decisions. Inclusion of both proposals on the same subject matter in the Company's 2010 Proxy Materials would confuse shareowners, and could also present conflicting results to the Company, such as in the event that a shareowner voted in favor of both proposals.

The Staff has consistently concurred in the exclusion of shareowner proposals when a shareowner proposal, on the one hand, and a company-sponsored proposal, on the other hand, would present alternative and conflicting decisions to shareowners. In H.J. Heinz Company (May 29, 2009), the Staff concurred in the exclusion of a proposal that is nearly identical to the Proposal in question here. The Staff permitted the Heinz proposal to be excluded in light of Heinz's own-company-sponsored proposal to amend its bylaws to allow shareowners holding 30% of the outstanding shares to call a special meeting of shareowners. See also, e.g., EMC Corp. (Staff concurred in exclusion of proposal to allow 10% of shareowners to call special meeting in view of company-sponsored proposal to permit 40% of shareowners to call a special meeting); International Paper Co. (Mar. 17, 2009) (same); Gyrodyne Company of America (Oct. 31, 2005) (shareowner and company proposals on special meetings at 15% and 30% respectively).

Accordingly, the Company respectfully requests that the Staff concur that the Company may omit the Proposal from its 2010 Proxy Materials in reliance upon Rule 14a-8(i)(9).

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2010 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: June Kreutzer and Cathy Snyder
John Chevedden (via e-mail)

Exhibit A

Larkins, Tom

From: olmsted [*** FISMA & OMB Memorandum M-07-16 ***
Sent: Saturday, November 07, 2009 9:10 PM
To: Larkins, Tom
Subject: Rule 14a-8 Proposal (HON)

Attachments: CCE00001.pdf



CCE00001.pdf (571 KB)

Mr. Larkins,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
June Kreutzer
Cathy Snyder

June Kreutzer
Cathy Snyder

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962

Dear Mr. Cote,

We submit our attached Rule 14a-8 proposal in support of the long-term performance of our company. Our proposal is for the next annual shareholder meeting. We intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to:
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


June Kreutzer — 11/4/09 Date


Cathy Snyder — 11/4/09 Date

cc: Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HON: Rule 14a-8 Proposal, November 4, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 50%-support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
June Kreutzer and Cathy Snyder, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [*** FISMA & OMB Memorandum M-07-16 ***

Larkins, Tom

From: olmsted [*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 13, 2009 3:19 PM
To: Larkins, Tom
Subject: Rule 14a-8 Proposal (HON)

Attachments: CCE00006.pdf



CCE00006.pdf (575 KB)

Mr. Larkins,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
June Kreutzer
Cathy Snyder

June Kreutzer
Cathy Snyder

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962

NOVEMBER 13, 2009

Dear Mr. Cote,

We submit our attached Rule 14a-8 proposal in support of the long-term performance of our company. Our proposal is for the next annual shareholder meeting. We intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to:
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


June Kreutzer — Date 11/4/09


Cathy Snyder — Date 11/4/09

cc: Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HON: Rule 14a-8 Proposal, November 4, 2009, November 13, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 50%-support at our 2009 annual meeting and proposals often win higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon winning their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
June Kreutzer and Cathy Snyder, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if you think there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email | *** FISMA & OMB Memorandum M-07-16 ***

Larkins, Tom

From: olmsted [*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 20, 2009 12:35 PM
To: Larkins, Tom
Subject: June Kreutzer's proposal (HON)

Mr. Larkins, Did you receive June Kreutzer's proposal.
Sincerely,
John Chevedden

Larkins, Tom

From: Larkins, Tom
Sent: Friday, November 20, 2009 3:12 PM
To: 'olmsted'
Subject: RE: June Kreutzer's proposal (HON)

We received the proposal from June Kreutzer and Cathy Snyder regarding Special Shareowner Meetings.

-----Original Message-----
From: olmsted [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 20, 2009 12:35 PM
To: Larkins, Tom
Subject: June Kreutzer's proposal (HON)

Mr. Larkins, Did you receive June Kreutzer's proposal.
Sincerely,
John Chevedden